SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32373

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

November 28, 2016

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of November 2016.  A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.  An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail.  Hearing requests should be received by the SEC by 5:30 p.m. on December 23, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address:  The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact:  Jessica Shin, Attorney-Adviser, at (202) 551-5921 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

**Dreyfus/Laurel Tax-Free Municipal Funds [File No. 811-03700]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On October 28, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of $1,700.10 incurred in connection with the liquidation were paid by the applicant's investment adviser.  A notice of applicant's application was included in the notice of applications for deregistration for September 2016 (Investment Company Act Release No. 32299).  However, applicants subsequently amended their application on October 25, 2016 to correct an error in connection with the liquidation.

Filing Dates:  The application was filed on August 8, 2016, and amended on August 31, 2016, October 13, 2016, and October 25, 2016.

Applicant's Address:  c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166.

**Templeton Russia and East European Fund, Inc. [File No. 811-08788]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  On December 16, 2015 and December 18, 2016, applicant made liquidating distributions to its shareholders, based on net asset value.  As of October 26, 2016, there remained 17,126.077 shares that have not been surrendered for exchange. The applicant's transfer agent will hold the shares' distribution pending surrender of the shares for exchange.  If the holders do not surrender their shares for the payment and there is no contact from the holder, then the property will be deemed to be abandoned.  Expenses of approximately

$122,038 incurred in connection with the liquidation were paid by the applicant.

<u>Filing Dates</u>:  The application was filed on October 4, 2016, and amended on November 4, 2016.

<u>Applicant's Address</u>:  300 S.E. 2$^{nd}$ Street, Fort Lauderdale, Florida 33301.


For the Commission, by the Division of Investment Management, pursuant to delegated authority.


Robert W. Errett
Deputy Secretary